(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 333-13105 CUSIP Number 318120 10 2

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Relates to entire filing

PART I

REGISTRANT INFORMATION

Firearms Training Systems, Inc.

Full Name of Registrant:

Not applicable

Former Name if Applicable:

7340 McGinnis Ferry Road

Address of Principal Executive Office (street and number):

Suwanee, Georgia 30024

City, State and Zip Code:

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant was unable to file, by the June 29, 2005 filing date, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended March 31, 2005. As previously announced, the Company is restating its annual financial statements for fiscal years 2003 and 2004 and the unaudited interim financial statements for the quarters ended June 30, September 30 and December 31, 2004 and 2005 and the quarter ended March 31, 2004. The restatements, which are expected to result in an increase in revenues, operating income and net income reported for those periods, will be included in the Form 10-K for the year ended March 31, 2005 and finalization of the restated financial statements that must be included in the Form 10-K is taking longer than anticipated. The Company expects to file the Form 10-K by July 14, 2005. For more information about the matters described above, see the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2005 (the “Item 4.02(a) 8-K”).

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gregory A. Ton (Name)	(770) (Area Code)	813-0180 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the 2005 Form 10-K a 20.9% increase in revenues, a 27.1% increase in income before tax benefit and a 55% decrease in net income attributable to common stockholders for the fiscal year ended March 31, 2005 over its results for the fiscal year ended March 31, 2004. The anticipated changes for fiscal year 2005 are unrelated to the restatement of prior year financial statements described in the Item 4.02(a) 8-K.

Firearms Training Systems, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2005	By:	/s/ Gregory A. Ton
Gregory A. Ton Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)